Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-          ) pertaining to the Stereotaxis, Inc. 2012 Stock Incentive Plan, as amended June 5, 2013, June 10, 2014, and May 24, 2016 by the shareholders, of our report dated March 11, 2016, with respect to the consolidated financial statements (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) and schedule of Stereotaxis, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

August 10, 2016